February 9, 2010

VIA OVERNIGHT COURIER AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	Concur Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed November 18, 2009
File No. 000-25137

Dear Ms. Collins:

We have received your letter of January 27, 2010, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the Annual Report on Form 10-K filed by Concur Technologies, Inc. (“Company” or “Registrant”) for the fiscal year ended September 30, 2009. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 1. Business

Competition, page 11

1.	You identify certain principal competitive factors affecting the markets in which you operate, and you state that you believe that Concur competes favorably with respect to each of the identified factors. In future filings please expand your business disclosure to discuss any material negative factors pertaining to your competitive position. In this regard, we note your risk factor disclosure on page 13 discussing Concur’s competitive disadvantages relative to some of its competitors. See Item 101(c)(1)(x) of Regulation S-K.

Response:

We confirm that in future filings we will expand our business disclosure to discuss any material negative factors pertaining to our competitive position.

Securities and Exchange Commission

February 9, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

2.	Please clarify whether the deferred revenue balance included in your balance sheets reflects the total amount due for the entire term of your subscription arrangements (net of revenues already recognized). In this regard, tell us if you have considered disclosing the nature and origin of deferred revenue balances in MD&A. Also, to the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company’s backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Response:

Our deferred revenue balances represent the amounts that we billed to or collected from our customers and expected ultimately to recognize as revenue. At September 30, 2009, more than 98% of our deferred revenue related to fees for set-up, subscription, and maintenance that will be recognized as revenue with the passage of time. We bill our set-up fees immediately after customer contracts are executed, and recognize them ratably over the average customer life. We typically bill our periodic subscription fees one month in advance. We do not record future contract payments as deferred revenue, nor any accounts receivable for future contract payments, because the conditions for billing the customer have not been met and payment has not been made. Neither the Company nor our customer has fulfilled its obligations under the contract for the future periods, so we deem these to be “executory” contracts under which neither party has performed, resulting in neither a receivable nor a liability being recorded in the financial statements.

In future filings we will include additional disclosure about the nature and origin of deferred revenue balances in MD&A.

We have considered the guidance listed in Regulation S-K Item 101(c)(1)(viii) in relation to backlog orders. We do not disclose our backlog because we do not believe that it is material to the understanding of our business. Businesses whose revenue depends upon firm orders for delivery of tangible units can be extremely volatile and subject to capacity constraints. In contrast, our customer contracts are for subscription software services delivered over an extended period of time, thus reducing volatility in business volumes, and as a software company our capacity constraints are minimal. As a result, we believe that backlog is not material to the understanding of our business. Further, backlog is not a metric that we track internally, and we do not receive questions about it from the investment community.

Securities and Exchange Commission

February 9, 2010

3.	We note that from your disclosures on page 26 that subscription revenues are impacted by changes in the number of customers and retention of existing customers. To the extent that these are key metrics used in analyzing your revenues, tell us what consideration you gave to quantifying the number of new customers and the change in your customer base as well as including a discussion of your customer retention rates in your results of operations discussion. We refer you to SEC Release 33-8350 and Section to III.D of SEC Release 33-6835 for guidance.

Response:

SEC Release 33-8350 addresses the importance of companies disclosing in the Management Discussion and Analysis section all material key variables and other factors that management uses to manage the business. Our MD&A disclosure includes some discussion of factors affecting our business that are not readily susceptible to quantification, to help the reader of our financial statements understand factors that may or have caused changes in our subscription revenues. These factors include changes in the number of customers and retention of existing customers, which are discussed at a relatively high level because they are general indicators. For example, the increase in subscription customers would generally be associated with increased revenues, but not on a one-for-one basis, because the actual results depend on a variety of variables, such as the size of each customer, the type and quantity of services ordered, the implementation cycle for the customer, the period over which a customer may ramp its usage once implemented, and whether the services were sold to a new or existing customer. Similarly, a decline in customer retention rates would generally be associated with a decline in subscription revenues, but not on a one-for-one basis, for similar reasons. We believe it is useful to indicate trends such as this that are general drivers of our business, but there is no simple way to quantify how those factors lead to specific increases or decreases in subscription revenues, and so we do not consider them key metrics.

Financial Condition, page 29

4.	We note that the customer funding liabilities increased by $34 million from year-end 2008 to 2009 which reflects an increase in the number of customers using the pay services as well as an increase in the duration such funds are managed by the company. To the extent that this increase is the start or continuation of a trend, tell us how you considered Section IV of SEC Release No. 33-8350 and Item 303 of Regulation S-K in determining whether a qualitative and quantitative discussion of this known trend and any potential uncertainties facing the company is required.

Response:

We make payments on behalf of our customers to reimburse their employees for out-of-pocket expenses and for the payments to their corporate credit card provider. We hold these funds as cash for a relatively short period of time (typically 1 to 3 days). We record our obligation to make these employee expense reimbursement payments on behalf of our customers as Customer Funding Liabilities.

Securities and Exchange Commission

February 9, 2010

Our Customer Funding Liabilities balance varies greatly on a day to day basis depending on the volume of reimbursement and payment activity transacted by our customers. We do not believe that the increase in the Customer Funding Liabilities balance from year-end 2008 to 2009 represents the start or continuation of a trend other than, as our customer base grows and such new customers utilize our service, the volume of funds that we manage for our customers will generally increase and the balance of Customer Funding Liabilities will correspondingly grow as an average, but will continue to fluctuate on a daily basis as noted above. Additionally, we do not believe that the increase in the Customer Funding Liabilities balance introduces any uncertainties. We do not rely on these funds as a source of liquidity to support the operation of the business. Further, the product that gives rise to the Customer Funding Liabilities balance is primarily sold as a component of our offerings and therefore generates nominal revenues on its own. For these reasons, changes in the Customer Funding Liabilities balance have a nominal impact on revenues and expenses, and have no impact on liquidity necessary to support ongoing operations.

Critical Accounting Policies and Estimates, page 32

5.	Tell us how you considered the guidance in Section V to SEC Release 33-8350 in concluding that impairment of goodwill and certain other long-lived assets is not a critical accounting policy for the company.

Response:

We test for impairment of goodwill at the reporting unit level at least annually, and more frequently upon the occurrence of certain events. We have one reporting unit, which is Employee Spend Management. We conducted our most recent test for impairment as of March 31, 2009, and we determined that goodwill was not impaired.

The guidance in Section V of SEC Release 33-8350 states that the following factors should be considered in determining whether an accounting policy is critical:

a.	the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matter to change; and

b.	the impact of the estimates and assumptions on the financial condition or operating performance is material.

We have determined, based on this guidance, that impairment of goodwill, intangibles and certain other long-lived assets is not a critical accounting policy for the Company because the analysis is neither highly subjective nor complex, and is not highly susceptible to change. Given that we only have one reporting unit and that our current

Securities and Exchange Commission

February 9, 2010

market capitalization of approximately $2 billion is significantly above our book value of just under $540 million, the conclusion about whether our goodwill is impaired is very straightforward. It is true that this conclusion is susceptible to change due to fluctuations in our stock price. However, our stock price would have to decrease by 73% to less than $11 per share before we would have to compare the fair value of goodwill to its carrying value to determine if there is an impairment loss. Our stock has not traded in this range since 2006, even considering the significant volatility in the market in 2009. Given the current financial condition of the business, we do not believe that the possibility of such an event meets the criteria of the above-referenced guidance.

Item 8. Financial Statements and Supplementary Data

Income Statements, page 38

6.	We note your additional disclosure of share-based compensation on the face of the Income Statements which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2.

Response:

In future filings we will eliminate our presentation of share-based compensation on the face of the Income Statements and will include such information in the footnotes to the financial statements pursuant to paragraph F of SAB 107.

Note 1. Revenue Recognition, page 43

7.

Your disclosure on page 26 refers to multiple element subscription arrangements where there is no VSOE of fair value for the undelivered subscription element. Please describe further a typical multiple element subscription arrangement for which you are unable to establish VSOE for the subscription element and tell us how the subscription services provided in these arrangements differ from your other arrangements where VSOE is available for all elements. Describe the terms of the subscription element as well as the other elements (PCS, consulting, etc.) and tell us how you account for each element in these arrangements. In addition, for those arrangements

Securities and Exchange Commission

February 9, 2010

where you are able to establish VSOE of fair value for each element, please describe further your methodology for establishing VSOE. Specifically, tell us if the rates for such services vary from customer to customer and if so, tell us how you are able to reasonably establish VSOE of fair value for elements pursuant to paragraph 10 of SOP 97-2.

Response:

Subscription revenues represented greater than 97% of our total revenues for fiscal 2009. We do not establish VSOE for any subscription services because our pricing – as well as the elements delivered in each contract – are highly variable depending upon the individual circumstances of each sale and our bundling of service offerings. Our typical sale of services to our customers includes a set-up fee paid at the outset of the relationship and fees for the customer’s usage of our services which are billed and collected on a monthly basis. Prior to fiscal 2007, but only in rare instances since that time, we provided consulting services during the implementation of our service offerings. All such set-up fees or similar consulting services provided to our customers are deferred and amortized into revenue over the life of the customer relationship. Fees billed to our customers for their use of our services are recognized on a monthly basis as the services are used.

With regard to arrangements where VSOE is available for all undelivered elements, we occasionally sell additional licenses of our on-premise license software to existing customers. Revenues related to the sale of license software have represented 2.6%, 0.9% and 0.9% of total revenue for fiscal years 2007, 2008, and 2009, respectively. Such sales typically include post-contract support, but do not contain consulting services as we will discontinue support for such legacy software at the end of 2010 and therefore do not deploy new customers on such legacy software. The consulting work related to these arrangements included configuration of the software and was a service that both we and third-party consulting firms provided at similar rates. VSOE of fair value on our consulting services was based on the hourly rates we charged our customers, which were highly consistent on a customer by customer basis and over many years. VSOE of fair value was also established for post-contract support and was similarly based on renewal rates that were highly consistent on a customer by customer basis and over many years.

8.	We note that your disclosures do not include your revenue recognition policy for consulting and other services or for revenues generated under reseller programs. Please describe your revenue recognition policy for subscription sales made through indirect channels and include in your response a discussion of any contingencies offered to your resellers such as rights of return, price protection, etc. Also, tell us of the reasons for not providing these disclosures in the current Form 10-K.

Securities and Exchange Commission

February 9, 2010

Response:

Consulting revenues consist of fees for professional services related to integration, planning, data conversion, training, and documentation of procedures. For fiscal years 2007, 2008, and 2009 our consulting services represented 7.6%, 3.4%, and 2.4% of total revenues. The vast majority of our consulting services are sold on a time and materials basis, and we occasionally sell consulting services under milestone or fixed-fee contracts. The majority of our consulting services relate to our legacy on-premise licensed products that we no longer offer to new customers (as discussed in response 7 above). We recognize such consulting revenues as milestones are completed or as services are delivered. Consulting revenues are adjusted for estimated sales allowances, which are based on our historical experience, including an annual review of our experience related to price adjustments and sales credits issued.

Implementation of our subscription services is typically sold through an initial set-up fee. The set-up fee is deferred and the revenue is recognized ratably over the customer life. Infrequently we sell consulting services that relate to implementation of our subscription services. These revenues are also deferred and recognized over the customer life.

Some of our subscription revenues are generated from sales made through our reseller partners. When we assume a majority of the business risks associated with performance of the contractual obligations, we record the revenues on a gross basis, and amounts paid to our reseller partners are recognized as cost of operations. Our assumption of such business risks is evidenced when, among other things, we take responsibility with the end customer for delivery of the product or service, establish pricing of the arrangement, assume credit risk, and are the primary obligor in the arrangement.

When our reseller partner assumes the majority of the business risks associated with the performance of the contractual obligations, we record the associated revenues net of the amounts paid to our reseller partner. We evaluate each reseller agreement to determine the gross vs. net treatment based on the guidance presented in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”.

Consistent with our revenue recognition policy for direct sales of subscription services, revenues associated with indirect sales are recognized monthly as the service is provided to the customer. The disclosures provided in our 2009 Form 10-K related to our revenue recognition policy for both direct and indirect sales. The only element of our revenue recognition policy that is unique to indirect sales is the income statement classification of amounts paid to resellers. Amounts paid to resellers for indirect sales of subscription services were less than 1% of revenues in all periods presented; therefore, no specific disclosure related to the income statement classification of such payments was provided in our Form 10-K. We do not provide any contingencies to resellers such as rights of return or price protection.

Securities and Exchange Commission

February 9, 2010

Note 11. Equity Plans and Share-based Compensation, page 56

9.	We note your disclosure does not include a description of the method and significant assumptions used to estimate the fair value of options such as (1) risk-free interest rate, (2) expected life, (3) expected volatility, and (4) expected dividends. Tell us how you considered providing such disclosures pursuant to ASC 718-10-50-2f.

Response:

ASC 718-10-50-2f states that the following items must be disclosed related to employee share-based payment arrangements:

a.	a description of the method used during the year to estimate the fair value (or calculated value) of awards under share-based arrangements;

b.	a description of the significant assumptions used during the year to estimate the fair value (or calculated value) of the share-based compensation awards, including (if applicable):

1.	risk-free interest rate;

2.	expected life;

3.	expected volatility; and

4.	expected dividends.

We did not grant or revalue any options in the three years presented in our Form 10-K for the fiscal year ended September 30, 2006. After that fiscal year we have granted restricted stock units (“RSUs”) rather than stock options to our employees.

We disclosed the following in our 2009 Form 10-K:

“RSUs are stock awards that entitle the holder to shares of our common stock as the award vests. Our RSUs generally vest over four years, but may accelerate in certain circumstances. The compensation expense incurred for RSUs is based on the closing market price of our common stock on the date of grant and is amortized ratably on a straight-line basis over the requisite service period.”

We believe that the disclosure included in our 2009 Form 10-K appropriately reflects the assumptions used and complies with the guidance of ASC 718-10-50-2f about valuing share-based arrangements.

Securities and Exchange Commission

February 9, 2010

In future filings we will disclose the appropriate fair value assumptions if we grant stock options or other share-based arrangements that require assumptions such as risk-free interest rate, expected life, expected volatility, and expected dividends.

Note 17. Contingencies, page 60

10.	We note that on October 5, 2009, the district court gave final approval to the settlement agreement for the July 2001 litigation concerning your initial public offering. Please tell us the amount of the agreed upon settlement and explain further your consideration of ASC 450-20-25-2 and ASC 450-20-50-3 with regards to your accounting for and disclosures of this litigation. Also, tell us how you considered the guidance in ASC 210-20-45 to evaluate your loss contingencies and insurance recoveries separately for accounting and disclosure purposes.

Response:

During the three-year period ended September 30, 2009, we did not consider it probable or reasonably possible that the Company would incur a loss related to this litigation that would not be covered by our insurance (except for the nominal amount of our deductible under the policy). Accordingly, we did not accrue a charge to income related to this litigation. In an abundance of caution, and in view of the prominence of this “laddering” litigation (the Company was one of approximately 300 issuer defendants), we elected to disclose this matter in our financial statements and Form 10-K.

At September 30, 2009, we did not record a receivable from the insurance company, and did not record a liability to the plaintiffs. As noted above, the Company is one of approximately 300 issuer defendants covered under the global settlement of this matter, and there are a number of non-issuer defendants as well. The global settlement agreement requires the issuer defendants’ insurance companies to make settlement payments directly to the plaintiffs, resulting in no payment obligations of the issuer defendants themselves. The settlement agreement reflects an aggregate settlement amount equal to $586 million, but does not allocate the amount of the global settlement to each individual issuer defendant.

Item 9A. Controls and Procedures, page 62

11.

We note your statement that “any system of controls, including disclosure controls and procedures and internal controls over financial reporting, however well designed and operated, can provide only reasonable, and not absolute assurance that the objectives of the system are met.” If you continue to use the “reasonable assurance” language, the Chief Executive Officer and the Chief Financial Officer should state, if true, that your disclosure controls and procedures are effective at the reasonable assurance level. Please confirm, if accurate, that management concluded that your DCPs were effective at the reasonable assurance level as of the end of your fiscal year 2009, and provide confirming disclosure where appropriate in

Securities and Exchange Commission

February 9, 2010

future filings to the extent they include the same or similar qualifying language. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at

http://www.sec.gov/rules/final/33-8238.htm.

Response:

We confirm that our management did conclude that, as of September 30, 2009, our disclosure controls and procedures were effective at the reasonable assurance level. In future filings we will provide similar positive disclosure to the extent that we continue to use such qualifying language as part of our description of our disclosure controls and procedures.

Exhibit Index, page 70

12.	Your business and risk factor disclosure discusses the company’s reliance on your strategic alliance with American Express Travel Related Services Company entered into in July 2008, and you have filed as exhibits the stock purchase agreement and warrant entered into with American Express in connection with the strategic alliance transaction. However, you have not filed the alliance agreement as an exhibit to the filing. Please tell us, if it is your belief, why you are not required to file the alliance agreement with American Express, either as an agreement with related party pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K, or as an agreement upon which your business is substantially dependent pursuant to Item 601(b)(10)(ii)(B). We note in this regard that your most recent definitive proxy statement filed on January 27, 2009, discloses that American Express was the beneficial owner of 15.9% of your common stock as of January 12, 2009; and we note further that in your earnings call for the quarter ended September 30, 2009, management indicated that American Express became Concur’s single largest distribution partnership during fiscal 2009.

Response:

As discussed in more detail in the paragraphs that follow, our relationships with strategic partners, as a whole, are an important part of our business. However, we do not believe that we are substantially dependent upon any particular strategic relationship, including our relationship with American Express under our July 2008 alliance agreement. Moreover, we believe that our July 2008 alliance agreement with American Express is immaterial in amount and significance and accordingly is not required to be filed as an exhibit to our periodic reports. In future filings we will revise our disclosures in the Business section and elsewhere to make these points more evident.

Securities and Exchange Commission

February 9, 2010

Our relationships with strategic partners are certainly important to our business. One of the strategy points in the Business section of our fiscal 2009 Annual Report on Form 10-K speaks to our intention to extend our relationships with strategic partners:

“We believe that working closely with strategic third parties, including travel management vendors, corporate charge card providers, payroll processors, consulting firms, travel suppliers and others, can accelerate the adoption of our solutions among a larger customer base. We focus on enabling our partners to realize new economic opportunities through the integration and distribution of our solutions. We intend to expand our network of distribution partners and increase the value that our solutions provide throughout the corporate travel, expense and vendor payment processes.”

As of the end of fiscal 2009 we had more than 100 strategic reseller and referral partners, reflecting arrangements that are common in our industry. Our strategic relationship with American Express includes our commitment to promote the use of American Express charge cards to our clients and their commitment to promote our services to their clients. In this respect they are similar to other cross-referral relationships that we have with strategic partners and that are common in our industry.

Our risk factor related to our dependency on strategic relationships with third parties deals with our general business model risk, not a risk related to the relationship with American Express in particular. We mention American Express in the risk factor (and its caption) as an example of the kind of relationship that is subject to the kinds of risks associated with strategic relationships across the board.

We believe that we are not dependent upon any of our strategic partners, including American Express. With respect to American Express, total referrals made through the American Express alliance accounted for a nominal amount of our revenue in fiscal 2009 (less than 1% of our fiscal 2009 revenues). In addition, the direct payment obligations between the parties under the July 2008 alliance agreement during fiscal 2009 were nominal (less than 1% of our fiscal 2009 revenues). The primary value of the American Express relationship to us is American Express’s penetration of the business market for charge cards. As a result, the American Express sales force reaches a broad cross-section of our target market – businesses with employees engaging in business travel. To date, our revenue growth has largely been generated by our direct sales and marketing efforts, which is augmented by a large number of our indirect sales channel participants.

For these reasons we concluded that our July 2008 alliance agreement with American Express is an ordinary course agreement upon which we are not substantially dependent, so no exhibit filing under Item 601(b)(10)(ii)(B) of Regulation S-K is required. For similar reasons we concluded that such alliance agreement is immaterial in amount and significance and therefore is not required to be filed under Item 601(b)(10)(ii)(A) of Regulation S-K. We will continue to evaluate the significance of this agreement to determine whether changes in the facts and circumstances would require exhibit filing at any point in the future.

*  *  *

Securities and Exchange Commission

February 9, 2010

As requested, please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact John Adair, our Chief Financial Officer, at (425) 497-6439, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (425) 497-7384.

Sincerely yours,

/s/ Kyle R. Sugamele
Kyle R. Sugamele
Chief Legal Officer

cc:	John Adair, Concur Technologies
Scott Davison, Grant Thornton LLP
Horace Nash, Fenwick & West LLP